Filed Pursuant to Rule 433

Pricing Term Sheet, dated October 7, 2024 relating to

Preliminary Prospectus Supplement, dated October 7, 2024

to Prospectus, dated January 2, 2024

Registration No. 333-276340

Athene Holding Ltd.

Pricing Term Sheet

October 7, 2024

6.625% Fixed-Rate Reset Junior Subordinated Debentures due 2054 (the “Debentures”)

This pricing term sheet supplements the preliminary prospectus supplement filed by Athene Holding Ltd. on October 7, 2024 (the “Preliminary Prospectus Supplement”) relating to its prospectus dated January 2, 2024.

Issuer:	Athene Holding Ltd. (“Issuer”)

Securities:	6.625% Fixed-Rate Reset Junior Subordinated Debentures due 2054 (the “Debentures”)

Ranking:	Junior subordinated unsecured debentures

Principal Amount Offered:	$600,000,000

Trade Date:	October 7, 2024

Settlement Date*:	October 10, 2024 (T+3)

Maturity Date:	October 15, 2054

Coupon:	6.625%

Price to Public:	100% of principal amount plus accrued interest, if any, from October 10, 2024.

Net Proceeds to Issuer Before Expenses:	$594,000,000

First Reset Date:	October 15, 2034

Interest:	The initial interest rate for the Debentures from, and including, the issue date to, but excluding, the First Reset Date will be 6.625% per annum. On and after the First Reset Date, the interest rate on the Debentures for each Reset Period will be equal to the Five-Year U.S. Treasury Rate as of the most recent Reset Interest Determination Date plus a spread of 2.607%.

Interest Payment Dates:	April 15 and October 15 of each year, commencing on April 15, 2025, subject to the Issuer’s right to defer the payment of interest as described under “Optional Interest Deferral” below.

Optional Interest Deferral:	The Issuer has the right to defer the payment of interest on the Debentures for one or more optional deferral periods of up to five consecutive years each. During an optional deferral period, interest will continue to accrue at the then-applicable interest rate on the Debentures, and deferred interest payments will accrue additional interest at the then-applicable interest rate on the Debentures, compounded semi-annually as of each interest payment date to the extent permitted by applicable law.

Optional Redemption:	Redeemable in whole at any time or in part from time to time (i) during the three-month period prior to, and including, the First Reset Date or the three-month period prior to, and including, each subsequent Reset Date (each such period, a “Par Call Period”), at a redemption price equal to 100% of the principal amount of the Debentures being redeemed, and (ii) on any date that is not within a Par Call Period, at a redemption price equal to the greater of (x) 100% of the principal amount of the Debentures being redeemed and (y) the sum of the present values of the remaining scheduled payments of principal of and interest on the Debentures being redeemed discounted to the redemption date (assuming the Debentures matured on the next following Reset Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points, less interest accrued to the redemption date; plus, in each case, any accrued and unpaid interest thereon (including compounded interest, if any) to, but excluding, the date of redemption; provided that if the Debentures are not redeemed in whole, at least $25 million aggregate principal amount of the Debentures must remain outstanding after giving effect to such redemption.

Tax Event Redemption:	Redeemable in whole, but not in part, at any time within 90 days of the occurrence of a Tax Event (as defined in the Preliminary Prospectus Supplement), at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest thereon (including compounded interest, if any) to, but excluding, the date of redemption.

Rating Agency Event Redemption:	Redeemable in whole, but not in part, at any time within 90 days of the occurrence of a Rating Agency Event (as defined in the Preliminary Prospectus Supplement), at a redemption price equal to 102% of the principal amount plus any accrued and unpaid interest thereon (including compounded interest, if any) to, but excluding, the date of redemption.

Regulatory Capital Event Redemption:	Redeemable in whole, but not in part, at any time within 90 days of the occurrence of a Regulatory Capital Event (as defined in the Preliminary Prospectus Supplement), at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest thereon (including compounded interest, if any) to, but excluding, the date of redemption.

Day Count Convention:	30/360

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Expected Ratings**:	Baa2 / BBB / BBB- (Moody’s / S&P / Fitch)

CUSIP / ISIN:	04686J AJ0 / US04686JAJ07

Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC

Co-Managers:

Apollo Global Securities, LLC

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

Samuel A. Ramirez & Company, Inc.

SG Americas Securities, LLC

Siebert Williams Shank & Co., LLC

SMBC Nikko Securities America, Inc.

Other Information:	Apollo Global Securities, LLC is an affiliate of the Issuer and will receive a portion of the gross spread as an underwriter in the sale of the Debentures.

*

The Issuer expects that delivery of the Debentures will be made to investors on or about October 10, 2024, which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Debentures on any date prior to the date that is one business day before delivery of the Debentures will be required, by virtue of the fact that the Debentures initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Such purchasers should consult their own advisor.

**

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. The rating of the Debentures should be evaluated independently of any other security rating.

The Issuer has filed a shelf registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that shelf registration statement, the prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus supplement can be obtained by contacting Wells Fargo Securities, LLC toll-free at (800) 645-3751, BofA Securities, Inc. toll-free at (800) 294-1322, Goldman Sachs & Co. LLC toll-free at (866) 471-2526 or Morgan Stanley & Co. LLC toll-free at (866) 718-1649.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice may have been automatically generated as a result of this communication being sent by Bloomberg or another email system.

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